RECEIVED

2007 JAN 17 A 11:45

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07020394

January 10, 2007

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED

JAN 1 9 2007

THOMSON
FINANCIAL

dlw 1/18

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

RECEIVED

2007 JAN 17 A 11:45

Stockholm, January 10, 2007

Invitation to the Media and Capital Market in conjunction with the release of Investor AB's Year-End Report for 2006

Press and Analyst Meeting
The meeting will be held in Stockholm on Thursday, January 18, 2007, at 11:00 a.m. CET. The venue is Investor's head office at Arsenalsgatan 8C. President and CEO Börje Ekholm and CFO Lars Wedenborn will present the Year-End Report for 2006.

The presentation material will be published on www.investorab.com after the meeting.

Teleconference and Webcast
The teleconference will be held on Thursday, January 18, at 3:00 p.m. CET. To participate, call +44 20 7162 0025, +1 334 323 6201 or +46 8 505 201 10. You can also view and listen to the proceedings of the conference live on Investor's website www.investorab.com, or afterwards on-demand.

To participate in the press and analyst meeting or teleconference, please e-mail Helen Jönsson at helen.jonsson@investorab.com or call +46 8 614 2046.

The report is expected to be released around 8:30 a.m. CET the same day.

Welcome!

Fredrik Lindgren, Vice President, Corporate Communications
+46 8 614 2031, Mobile: +46 73 524 2031

Oscar Stege Unger, Investor Relations Manager
+46 8 614 2059, +46 70 624 2059

Our press releases can be accessed at www.investorab.com on the Internet.

Press Release

Stockholm, January 10, 2007

Petra Hedengran to join Investor's Management Group

In April 2007, Petra Hedengran will join Investor AB as Head of Corporate Governance and Compliance. She will also be a member of Investor's Management Group.

Petra Hedengran holds a Master of Laws degree from Stockholm University and worked between 1991 and 2002 at ABB Financial Services. During her last three years at ABB Financial Services, she was General Counsel and Head of the Legal Department.

Since 2002, Petra Hedengran has been employed with the Lindahl law firm in Stockholm. She has been a partner in the firm since 2003, when she became an attorney.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications,
+46 8 614 2031, +46 735 24 2031

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.